Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES

Home Loan Servicing Solutions, Ltd.

Calculation of Ratio of Earnings to Total Fixed Charges (dollars in thousands, except ratio)

	Year ended December 31,		For the period December 1 through December 31, 2010
	2012	2011
Income (loss) from operations before income taxes	$50,974	$(273)	$(18)

Add/(deduct)
Interest expense	$24,057	—	—
Total other expense	0	—	—

Earnings available for fixed charges	$75,031	$(273)	$(18)

Fixed Charges:
Interest expense	$24,057	—	—
Total other expense	0	—	—

Total Fixed Charges	$24,057	—	—

Ratio of earnings to fixed charges	3.12	—	—